                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark one)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

         For the fiscal year ended December 31, 2002

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

         For the transition period from _________________ to _________________.

                        Commission file number: 001-13457


         ORTHODONTIC CENTERS OF AMERICA, INC. 401(k) PROFIT SHARING PLAN
              (Full title of the plan and the address of the plan,
               if different from that of the issuer listed below)


                      ORTHODONTIC CENTERS OF AMERICA, INC.
                      3850 N. CAUSEWAY BOULEVARD, SUITE 800
                            METAIRIE, LOUISIANA 70002
                   (Name of the issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

                              REQUIRED INFORMATION


                                                                                              Page
                                                                                              ----

Report of Independent Auditors .............................................................    3

Audited Financial Statements:

      Statements of Net Assets Available for Benefits - December 31, 2002 and 2001 .........    4

      Statements of Changes in Net Assets Available for Benefits - Years ended
           December 31, 2002 and 2001 ......................................................    5

      Notes to Financial Statements - December 31, 2002 ....................................    6

Supplemental Schedules:

      Schedule G, Part III - Schedule of Nonexempt Transactions ............................    9

      Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) .....................   10

Exhibits:

      Exhibit 23 - Consent of Independent Auditors

                         Report of Independent Auditors

The Plan Administrator
Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                           /s/ Ernst & Young LLP

June 25, 2003

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                          DECEMBER 31,
                                                   -----------------------
                                                       2002         2001
                                                   ----------   ----------
ASSETS
Investments, at fair value:
      Common collective trust funds ............   $5,221,311   $4,283,834
      Mutual funds .............................    1,873,808    1,393,030
      Common stock of employer .................      216,754      306,851
                                                   ----------   ----------
Total investments ..............................    7,311,873    5,983,715

Contributions receivable:
      Participants .............................       70,563       53,318
      Employer .................................        6,370        6,128
                                                   ----------   ----------
Total contributions receivable .................       76,933       59,446
                                                   ----------   ----------
Total assets ...................................    7,388,806    6,043,161
                                                   ----------   ----------

LIABILITIES
Excess 401(k) contributions ....................       15,798           --
                                                   ----------   ----------
Net assets available for benefits ..............   $7,373,008   $6,043,161
                                                   ==========   ==========


See accompanying notes.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan
           Statements of Changes in Net Assets Available for Benefits


                                                                             YEAR ENDED DECEMBER 31,
                                                                          ----------------------------
                                                                              2002             2001
                                                                          -----------      -----------
ADDITIONS
Investment income:
     Interest and dividends ........................................      $    43,802      $    28,915
Contributions:
     Participants ..................................................        1,795,312        1,459,168
     Employer, net of forfeitures ..................................          378,022          294,141
                                                                          -----------      -----------
                                                                            2,173,334        1,753,309
Rollovers from other plans .........................................           11,929           90,288
Transfer of assets from merged plan ................................          483,473               --
                                                                          -----------      -----------
Total additions ....................................................        2,712,538        1,872,512

DEDUCTIONS
Net depreciation in fair value of common collective trust funds ....          249,726          121,713
Net depreciation in fair value of mutual funds .....................          240,349          180,007
Net (appreciation) depreciation in fair value of common stock
     of employer ...................................................          203,894           (8,510)
                                                                          -----------      -----------
                                                                              693,969          293,210

Benefit payments ...................................................          642,241          783,429
Excess 401(k) contributions ........................................           15,798               --
Trustee fees .......................................................           30,683           11,377
                                                                          -----------      -----------
                                                                              688,722          794,806
                                                                          -----------      -----------
Total deductions ...................................................        1,382,691        1,088,016

Net increase .......................................................        1,329,847          784,496
Net assets available for benefits:
     Beginning of year .............................................        6,043,161        5,258,665
                                                                          -----------      -----------
     End of year ...................................................      $ 7,373,008      $ 6,043,161
                                                                          ===========      ===========


See accompanying notes.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                          Notes to Financial Statements
                                December 31, 2002


1. DESCRIPTION OF THE PLAN

The following description of the Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering employees of Orthodontic Centers of America, Inc. (the "Company") who have attained the age of 21 and one year of service. Orthodontists, pediatric dentists, general dentists and leased employees are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective November 9, 2001, the Company entered into a merger with OrthAlliance, Inc. ("OrthAlliance") whereby OrthAlliance became a wholly-owned subsidiary of the Company. OrthAlliance sponsored a defined contribution 401(k) plan (the "OrthAlliance Plan") for eligible non-highly compensated employees. Participants from the OrthAlliance Plan became eligible to participate in the Company's Plan effective January 1, 2002, and their years of service as OrthAlliance employees transferred to the Company's Plan. On October 18, 2002, the plan assets of the OrthAlliance Plan totaling $483,473 were merged into the Company's Plan.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of their total compensation. Matching contributions by the Company are discretionary. The matching contribution for 2002 and 2001 was 40% of each participant's contribution, limited to $600 per calendar year. In addition to matching contributions, the Company may make additional discretionary contributions, although it made no such contributions in 2002 or 2001.

VESTING

Participants vest immediately in their contributions. Participants vest in the Company's contributions after five years of service.

BENEFIT PAYMENTS

Upon retirement, termination of employment with the Company, or death, participants or their beneficiaries receive the total balance of their accounts in the form of a lump-sum payment. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined in the Plan.

PRIORITIES UPON TERMINATION

Although the Company has not expressed any intent to do so, the Company may discontinue its contribution or the Plan may be terminated subject to the provisions of ERISA at the Company's option. If the Plan should be terminated, the net assets available for plan benefits shall be liquidated. Amounts credited to the accounts of participants shall become fully vested and nonforfeitable as of the date of such termination.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                          Notes to Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States. Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

INVESTMENTS

The Plan's funds are invested in common collective trust funds and mutual funds for which the trustee and custodian is Wachovia Bank, National Association ("Wachovia"). The Plan also invests in the Company's common stock, which is held in a separate Common Stock Trust. The trustee of the Common Stock Trust is a representative of the Company, and the custodian is Wachovia. Investments in common collective trust funds are carried at the Plan's pro rata interest in the fair value of the fund's net assets, as determined by the custodian on the last business day of the year. Investments in the mutual funds and the Company's common stock are valued at quoted market prices on the last business day of the year.

ADMINISTRATIVE EXPENSES

The Company pays certain administrative costs of the Plan.

FORFEITURES

Forfeitures are used to reduce employer contributions in the year following the forfeiture. As of December 31, 2002 and 2001, there were approximately $16,400 and $32,200, respectively, of forfeited nonvested accounts.

RECLASSIFICATION

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

3. INVESTMENTS

The following table represents participant-directed investments that represent 5% or more of the Plan's net assets.


                                                                     DECEMBER 31,
                                                              --------------------------
                                                                  2002            2001
                                                              ----------      ----------
Enhanced Stock Market Fund ..............................      $1,323,087      $1,485,123
Stable Portfolio Group Trust ............................       3,898,224       2,798,711
Evergreen Select Balanced Fund ..........................         907,558       1,001,008
Orthodontic Centers of America, Inc. - Common Stock .....         216,754         306,851

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                          Notes to Financial Statements

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits at December 31 per the financial statements to the Form 5500:

                                                                                   DECEMBER 31,
                                                                          -----------------------------
                                                                              2002              2001
                                                                          -----------       -----------
Net assets available for benefits per the financial statements .....      $ 7,373,008       $ 6,043,161
Less amounts recorded as contributions receivable ..................          (76,933)          (59,446)
Add amounts recorded as excess contributions payable ...............           15,798                --
                                                                          -----------       -----------
Net assets available for benefits per the Form 5500 ................      $ 7,311,873       $ 5,983,715
                                                                          ===========       ===========


The following is a reconciliation of the net change to the Plan for the year ended December 31, 2002 per the financial statements to the Form 5500:

Net increase per the financial statements ..........      $ 1,329,847
Less current year contributions receivable .........          (76,933)
Add prior year contributions receivable ............           59,446
Add current year excess contributions payable ......           15,798
                                                          -----------
Net increase per the Form 5500 .....................      $ 1,328,158
                                                          ===========


Differences between the financial statements and the Form 5500 are due to the preparation of the financial statements using the accrual basis and the preparation of the Form 5500 using the cash basis of accounting.

5. RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 16, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

            Schedule G, Part III - Schedule of Nonexempt Transactions

                             EIN: 72-1278948 PN: 001

                          Year ended December 31, 2002

                                    RELATIONSHIP TO
                                      PLAN, EMPLOYER                       DESCRIPTION                            CURRENT
                                       OR OTHER                               OF                       COST OF     VALUE       NET
IDENTITY OF PARTY INVOLVED          PARTY-IN-INTEREST                      TRANSACTIONS                 ASSET     OF ASSET    GAIN*
--------------------------       ---------------------            ----------------------------------   --------   ---------   -----
Orthodontic Centers of           Employer/Plan Sponsor            Loan to employer in the form of       $ 78,167   $ 78,167     --
America, Inc.                                                     late remittance of participant
                                                                  deferrals for the payroll periods
                                                                  ending March 26, 1999, April 2,
                                                                  1999, May 21, 1999 and May 28, 1999

Orthodontic Centers of           Employer/Plan Sponsor            Loan to employer in the form of       $112,040   $112,040     --
America, Inc.                                                     late remittance of participant
                                                                  deferrals for the payroll periods
                                                                  ending March 29, 2002, August 30,
                                                                  2002, September 27, 2002 and
                                                                  October 25, 2002

----------------

* The Company is in the process of determining the applicable interest in order to fully correct the late remittances.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

        Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)

                             EIN: 72-1278948 PN: 001

                                December 31, 2002



        IDENTITY OF ISSUE, BORROWER,                          DESCRIPTION OF      CURRENT
           LESSOR OR SIMILAR PARTY                              INVESTMENT         VALUE
        ----------------------------                          --------------    -----------
Common Collective Trust Funds:
     *Enhanced Stock Market Fund ......................       23,706 units      $1,323,087

     *Stable Portfolio Group Trust ....................       58,860 units       3,898,224
                                                                                ----------
                                                                                 5,221,311

Mutual Funds:
     Evergreen Select Balanced Fund ...................       98,648 units         907,558

     Fidelity Advisor Series I Equity Growth Fund .....        4,735 units         159,888

     American Investment Company of America Fund ......        8,235 units         193,369

     Janus Advisor Series Worldwide Fund ..............        6,252 units         135,115

     Dreyfus S&P Midcap Index Fund ....................       15,028 units         262,532

     Putnam OTC Emerging Growth Fund ..................        3,704 units          18,667

     Fidelity Advisor Intermediate Bond Fund ..........       12,023 units         146,663

     Goldman Sachs Small Cap Value ....................          559 units          15,151

     Putnam Capital Opportunities .....................        4,575 units          34,865
                                                                                ----------
                                                                                 1,873,808

Employer Common Stock:
     *Orthodontic Centers of America, Inc.
       Common Stock ...................................      18,737 shares         216,754
                                                                                ----------
                                                                                $7,311,873
                                                                                ==========

---------------------
* Indicates party-in-interest to the Plan.

                                   SIGNATURES

           The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           ORTHODONTIC CENTERS OF AMERICA, INC.
                                           401(k) PROFIT SHARING PLAN

                                           WACHOVIA BANK, as Trustee



June 27, 2003                              By:  /s/ SUSAN GOSSETT
                                               ---------------------------------
                                               Susan Gossett
                                               Vice President and Consultant
                                               Wachovia Retirement Services

                                  EXHIBIT INDEX


Exhibit Number                 Description
--------------                 -----------

23                             Consent of Independent Auditors